THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

DATED MAY 4, 2022

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TABLE OF CONTENTS
(continued)

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GLOSSARY OF DEFINED TERMS

The following is a glossary of certain terms used in this Circular. Where the context requires, the below terms include both their plural and singular forms, and the below terms implying a gender includes all genders. All dollar amounts herein are in Canadian dollars, unless otherwise stated.

"Annual Information Form" means the Annual Information Form of the Company dated March 18, 2022.

"Articles" means the articles of the Company.

"Associate" has the meaning ascribed to it in the policies of the TSXV.

"Audit Committee" means the audit committee of the Board.

"Beneficial Ownership Requirement" has the meaning ascribed to it in the Investor Rights Agreement.

"BCBCA" means the Business Corporations Act (British Columbia), as amended.

"Beneficial Shareholders" has the meaning ascribed to it under Appointment and Revocation of Proxies.

"BFS" or "Broadridge" has the meaning ascribed to it under Appointment and Revocation of Proxies.

"Board" means the board of directors of the Company.

"CEO" means Chief Executive Officer of the Company.

"CFO" means Chief Financial Officer of the Company.

"Change of Control" has the meaning ascribed to it under Statement of Executive Compensation.

"Circular" or "Management Information Circular" means this management information circular of the Company dated May 4, 2022 and all documents attached to or incorporated by reference into the management information circular.

"Code" has the meaning ascribed to it under Statement of Corporate Governance Practices.

"Committee" means a committee of the Board to which responsibilities of the RSU Plan, Stock Option Plan, or the Omnibus Incentive Plan have been delegated, or if no such committee(s) are appointed, the Board itself.

"Common Shares" means the common shares in the authorized share structure of the Company.

"Company" means The Real Brokerage Inc., a company existing under the laws of the BCBCA.

"Compensation Committee" means the compensation committee of the Board.

"Corporate Disclosure Policy" has the meaning ascribed to it under Statement of Corporate Governance Practices.

"ESG" means environmental, social and governance.

"EST" means eastern standard time.

"Insider" means insider as defined in the policies of the TSXV, the Securities Act (British Columbia), RSBC 1996, c.418, or other securities legislation applicable to the Company.

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"Insight Partners" means certain funds affiliated with Insight Holdings Group, LLC, in particular Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp.

"Instrument of Proxy" means the form of proxy for use by Shareholders to vote at the Meeting.

"Investor Director Designee" means the appointed director to the Board by Insight Partners pursuant to the Investor Rights Agreement.

"Investor Relations Activities" has the meaning ascribed to it in the policies of the TSXV.

"Investor Rights Agreement" means the agreement between the Company, REAL PIPE, and Insight Partners dated December 2, 2020.

"MD&A" has the meaning ascribed to it under Additional Information.

"Meeting" means the annual meeting of the Shareholders of the Company to be held on June 13, 2022 and any adjournment or postponement thereof.

"Nasdaq" means the Nasdaq Capital Market.

"NCIB" means normal course issuer bid.

"NEOs" has the meaning given to it under Statement of Executive Compensation.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 52-110" means National Instrument 52-110 - Audit Committees.

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

"NI 58-101" means National Instrument 58-101 - Disclosure of Corporate Governance Practices.

"Notice" means the notice of the Meeting accompanying the Circular.

"NP 58-201" means National Policy 58-201 - Corporate Governance Guidelines.

"Omnibus Incentive Plan" means the omnibus incentive plan adopted on February 8, 2022 by the Board, subject to Shareholder approval at the Meeting.

"Options" means stock options of the Company issued pursuant to the Stock Option Plan prior to February 18, 2022 and issuable under the Omnibus Incentive Plan after such date.

"Participant" means an eligible employee, director, or consultant of the Company or a subsidiary (or in the case of a consultant, also of a related entity) to whom RSUs are granted under the RSU Plan.

"Qualifying Transaction" means the transaction whereby the Company completed a reverse takeover of Real Technology Broker Ltd. pursuant to TSXV Policy 2.2 - Capital Pool Companies.

"REAL PIPE" means Real PIPE, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company.

"Record Date" means May 4, 2022.

"RSU Plan" means the restricted share unit plan of the Company as approved by the Board and as ratified by Shareholders at the Company's annual general and special meeting held on August 20, 2020.

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"RSUs" means restricted share units issuable under the RSU Plan prior to February 18, 2022 and issuable under the Omnibus Incentive Plan after such date.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Based Compensation Arrangement" means the Stock Option Plan, RSU Plan and the Omnibus Incentive Plan.

"Shareholders" means the holders of the Common Shares.

"Stock Option Plan" means the Stock Option Plan of the Company as approved by the Board and as ratified by the Shareholders at the annual and special general meeting of Shareholders held on August 20, 2020.

"Stock Trading Policy" has the meaning ascribed to it under Statement of Corporate Governance Practices.

"TSXV" means the TSX Venture Exchange.

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THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is provided in connection with the solicitation of proxies by management of The Real Brokerage Inc. for use at the Meeting. The Meeting will be held virtually on Monday, June 13, 2022 at 9:00 a.m. EST at www.virtualshareholdermeeting.com/REAX2022 or a place to which the Meeting may be adjourned, for the purposes set forth in the Notice.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of electronic communication. In accordance with NI 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

These Shareholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings or securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Accompanying this Management Information Circular (and filed with applicable securities regulatory authorities) is the Instrument of Proxy or voting instruction form for use at the Meeting. Each Shareholder who is entitled to attend at shareholders' meetings is encouraged to participate in the Meeting and Shareholders are urged to vote, in person or by proxy, on the matters to be considered.

Unless otherwise stated, the information contained in this Management Information Circular is given as of May 4, 2022.

All time references in this Management Information Circular are in EST.

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Real", or the "Company", refer to The Real Brokerage Inc.

Forward Looking Information

Certain statements in this Circular constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking information"). The words "scheduled", "may", "will", "would", "should", "could", "expects", "plans", "intends", "trends", "indications", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking information.

Forward-looking information is based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company's business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company's actual results to differ materially from those expressed or implied by forward-looking information, including, without limitation, the factors discussed in the "Risk Factors" section of the Annual Information Form for the year ended December 31, 2021. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking information contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking information contained in this Circular are expressly qualified by this cautionary statement. We caution investors not to rely on forward-looking information contained in this Circular when making an investment decision in our securities. You are encouraged to read our filings with Canadian securities regulatory authorities available at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov for a discussion of these and other risks and uncertainties. Please also refer to the section entitled "Cautionary Note Regarding Forward-Looking Statements" in the Company's Annual Information Form for additional details with respect to forward-looking statements.

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Date of Information and Currency Presentation

Unless otherwise indicated, the information in this Circular is given as at May 4, 2022.

References in this Circular to (i) $ or C$ are to Canadian dollars and (ii) US$ are to United States dollars. The Company has used the following annual average exchange rates reported by the Bank of Canada for conversions of currency to Canadian dollars throughout this Circular, unless indicated otherwise:

Currency	Year Ended December 31
	2021	2020	2019
One United States dollar in Canadian dollars	$1.2678	$1.3415	$1.3269

On May 4, 2022, the exchange rate as quoted by the Bank of Canada for conversion of one United States dollar into Canadian dollars was US$1.00 = $1.2810.

The Company's financial year end is December 31. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding.

HOW TO VOTE

Shareholders are encouraged to vote in advance of the meeting at www.proxyvote.com.

Even if you currently plan to participate in the Meeting, you should consider voting your shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.

VOTING INSTRUCTIONS

Voting by Internet

To vote by the internet, visit www.proxyvote.com or scan the "QR" code to access the website. You will need your 16‐digit control number located on the Instrument of Proxy/voting instruction form. Vote cut‐off is 9:00 a.m. EST, on Thursday, June 9, 2022.

Voting by Mail

Return the completed, signed and dated Instrument of Proxy (or other form of voting instruction form provided by an intermediary) by mail in the business reply envelope to: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9.

Voting by Telephone

As an alternative, you may enter your vote instruction by telephone at 1‐800‐474‐7493 (English) or 1‐800‐474‐7501 (French). You will need your 16‐digit control number located on the Instrument of Proxy.

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APPOINTMENT AND REVOCATION OF PROXIES

Appointee Instructions

You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will reduce the risk of any mail disruptions in the current environment and will allow you to share the appointee information you have created with any other person you have appointed to represent you at the Meeting more easily. If you do not designate the appointee information when completing your Instrument of Proxy (or other form of voting instruction form provided by an intermediary), or if you do not provide the exact appointee identification number and appointee name to any other person (other than the named proxyholders) who has been appointed to access and vote at the Meeting on your behalf, that other person will not be able to access the Meeting and vote on your behalf.

You MUST provide your appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Meeting. Appointees can only be validated at the Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER.

IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING

Proxy Cut-off

You are encouraged to provide your voting instructions or appoint your proxyholder online at www.proxyvote.com in accordance with the instructions on the Instrument of Proxy by no later than 9:00 a.m. EST, on Thursday, June 9, 2022, or if the Meeting is adjourned, at least forty eight (48) hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting (the proxy cutoff). If you prefer, you may also complete and return your Instrument of Proxy or voting instruction form to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 9Z9. Broadridge must receive your completed Instrument of Proxy or voting instruction form prior to the proxy deadline.

Providing your voting instructions or voting by the proxy cutoff will ensure your vote is counted at the Meeting even if you decide not to attend the Meeting or are unable to access it in the event of technical difficulties. If you attend and vote at the Meeting during the live webcast, any proxy you have previously given will be revoked.

Changing your Voting Instructions

If you change your mind about how you want to vote your shares, you can revoke your Instrument of Proxy or voting instruction form by voting again on the internet or by phone or by any other means permitted by law.

Registered Shareholders can revoke their instructions by delivering a signed written notice executed by the registered Shareholder or by his or her attorney authorized in writing or, where the registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

• Broadridge Investor Communications Corporation at 2601 14th Avenue, Markham, Ontario L3R 0H9, at any time up to and including the last business day preceding the day of the Meeting;

• the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting; or

• the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

Beneficial owners who are unable to vote on the internet or by phone should consult their intermediary if they wish to revoke their instructions.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

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Signature on Proxies

The Instrument of Proxy must be executed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title must be indicated. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company).

The Common Shares represented by the enclosed Instrument of Proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted IN FAVOUR OF PASSING THE RESOLUTIONS DESCRIBED IN THE INSTRUMENT OF PROXY AND BELOW. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the accompanying Instrument of Proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. Unless otherwise stated, the Common Shares represented by a valid Instrument of Proxy will be voted in favour of the election of nominees set forth in this Management Information Circular except where a vacancy among such nominees occurs prior to the Meeting, in which case, such Common Shares may be voted in favour of another nominee in the proxyholder's discretion. As at the date hereof, management of the Company knows of no such amendments or variations or other matters to come before the Meeting.

Advice to Beneficial Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who are registered Shareholders (that is, Shareholders whose names appear on the records maintained by the registrar and transfer agent for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("BFS") in Canada. BFS typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to BFS, or otherwise communicate voting instructions to BFS (by way of the Internet or telephone, for example). BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a BFS voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to BFS (or instructions respecting the voting of Common Shares must otherwise be communicated to BFS) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

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Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, CDS & Co. or another intermediary, the Beneficial Shareholder may attend the Meeting as proxyholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder, should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice are to registered Shareholders unless specifically stated otherwise.

RECORD DATE AND QUORUM

The Board has fixed the record date for the Meeting at the close of business on May 4, 2022. The Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of the Shareholders entitled to vote at the Meeting prepared as at the Record Date.

The quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to vote at the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Shareholders of record as of the Record Date are entitled to receive notice and attend and vote at the Meeting. As at the Record Date, the Company had 178,293,089 issued and outstanding Common Shares. The Common Shares are the only voting shares of the Company.

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed Instrument of Proxy will vote in favour of all the matters set out thereon.

To the knowledge of the directors and officers of the Company, as at the Record Date, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares except as stated below.

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares(1)
Magma Venture Capital IV Management LP	24,498,927(2)	13.74%
Guy Gamzu	17,920,830(3)	10.05%
Insight Holdings Group, LLC	34,573,696(4)	19.39%

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Notes:

(1) Based on 178,293,089 Common Shares issued and outstanding as of the date hereof.

(2) Comprised of 23,827,154 Common Shares held by Magma Venture Capital IV LP and 671,773 Common Shares held by Magma Venture Capital IV CEO Fund LP, limited partnerships of which Magma Venture Capital IV Management LP is the general partner.

(3) Comprised of 16,660,455 Common Shares held by Cubit Investments Ltd., a company beneficially owned by Mr. Gamzu and 1,260,375 Common Shares held by Mr. Gamzu personally.

(4) Comprised of 15,749,528 Common Shares held by Insight Partners (Cayman) XI, L.P., 2,010,944 Common Shares held by Insight Partners (Delaware) XI, L.P., 1,868,000 Common Shares held by Insight Partners (EU) XI, S.C.Sp, 329,944 Common Shares held by Insight Partners XI (Co-Investors) (B), L.P., 239,384 Common Shares held by Insight Partners XI (Co-Investors), L.P and 14,375,896 Common Shares held by Insight Partners XI, L.P.

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PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are set forth in the accompanying Notice. These matters are described in more detail under the headings below.

1. Financial Statements

The audited financial statements of the Company for the year ended December 31, 2021 and the auditor's report thereon will be received at the Meeting. The audited financial statements of the Company and the auditor's report were delivered to each Shareholder who has formally requested a copy thereof as required pursuant to applicable laws and are available on SEDAR at www.sedar.com. No formal action will be taken at the Meeting to approve the financial statements.

2. Fixing the Number of Directors

The Company is required to have a minimum of three (3) directors. At the Meeting, Shareholders will be asked to fix the number of directors of the Company at six (6).

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the fixing of the number of directors of the Company at six (6).

3. Election of Directors

Pursuant to the Articles, directors of the Company are elected annually. Each director will hold office until the next annual general meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles or the provisions of the BCBCA.

Director Nominee of Insight Partners

Pursuant to the Investor Rights Agreement, Insight Partners currently possess the right to nominate one individual to our Board, the Investor Director Designee. The nominee director is Atul Malhotra, Jr. For additional information in respect of the Insight Partners nomination rights, see the Annual Information Form.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below:

Tamir Poleg	Laurence Rose
Guy Gamzu	Atul Malhotra, Jr.
Larry Klane	Vikki Bartholomae

We do not anticipate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying Instrument of Proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees who is or are unable to serve.

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The following table sets forth the name of each of the persons proposed to be nominated for election as a director of the Company, all positions and offices in the Company presently held by such nominees, the nominees' municipality and country of residence, principal occupation at the present time, the period during which the nominees have served as directors, and the number and percentage of Common Shares currently beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised.

Tamir Poleg Tel Aviv, Israel Director Since: June 5, 2020 Age: 46

Tamir Poleg is the cofounder and CEO of Real Technology Broker Ltd. ("Real Technology") since it was founded in 2014. Prior to founding Real Technology, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments - a real estate company focused on multi-family investments and operations. Before shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor's degree in economics and several real estate related accreditations. Mr. Poleg is the sole director and officer of each of The Real Brokerage Inc.'s subsidiaries.

Principal Occupation (Past 5 years): Chief Executive Officer, Real Technology Broker Ltd. and The Real Brokerage Inc.

Public Company Directorships: None

Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
9,053,487 (5.08%) (6)	Nil	US$345,545	8,033,372	US$611,499
Current Board and Committee Positions/Membership and Attendance
Member of the Board (Chair) Member, Compensation Committee		Board Meetings Attended 2021: 5 of 5 - 100% Compensation Committee Meetings Attended 2021: 2 of 2 - 100%
Guy Gamzu Tel Aviv, Israel Director Since: June 5, 2020 Age: 55

Guy Gamzu founded and has served as the Chairman of Cubit Investments Ltd., a privately owned investment company specializing in early stage venture finance since 1998 and serves as a director and chairman of a number of private technology companies.

Principal Occupation (Past 5 years): Investor

Public Company Directorships: None

Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
17,920,830 (10.05%)(6)	Nil	US$646,472	390,637	US$657,709

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Current Board and Committee Positions/Membership and Attendance
Independent Member of the Board Member, Compensation Committee (Chair)		Board Meetings Attended 2021: 5 of 5 - 100% Compensation Committee Meetings Attended 2021: 2 of 2 - 100%
Larry Klane Westport, Connecticut Director Since: June 5, 2020 Age: 61

Larry Klane is an independent director, co-founder of an investment firm and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on nine corporate boards-four public boards (two in the United States and two in Asia) and five private boards (two in the United States, two in Europe and one in Canada). Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served as Chairman of the Board and CEO of Korea Exchange Bank and as a Director of Aozora Bank, publicly traded banks in Korea and Japan respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company's transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Larry spent a decade in a variety of US and overseas consulting and strategy roles. Mr. Klane qualifies as a Qualified Financial Expert under SEC guidelines. In January 2014, Larry co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.

Principal Occupation (Past 5 years): Partner, Pivot Investment Partners
Public Company Directorships: Nasdaq: Navient Corporation Nasdaq: Bottomline Technologies Inc.
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
4,575,164 (2.57%)(7)	Nil	US$165,043	390,637	US$176,280
Current Board and Committee Positions/Membership and Attendance
Independent Member of the Board Member, Audit Committee (Chair)		Board Meetings Attended 2021: 5 of 5 - 100% Audit Committee Meetings Attended 2021: 4 of 4 - 100%
Laurence Rose Toronto, Ontario Director Since: February 28, 2018 Age: 53

Laurence Rose Laurence Rose is Chairman, President and Chief Executive Officer of Tradelogiq Markets Inc., an IIROC member firm which is the operator of two lit marketplaces: Omega ATS and Lynx ATS. These two marketplaces facilitate trading in Canadian listed securities, such as equities and listed fixed income. Mr. Rose also serves as President of private investment firm Matchpoint Financial Corp. and was the founder of ADL Ventures Inc. a capital pool company which was the predecessor to the Real Brokerage Inc. Mr. Rose spent over 11 years at global investment bank Cantor Fitzgerald where his responsibilities included executive oversight of a number of business units, joint ventures, and investments. Mr. Rose also served as Chairman, President and Chief Executive Officer of Cantor Fitzgerald Canada Corporation and Senior Managing Director of Cantor Fitzgerald & Co. Prior to joining Cantor Fitzgerald, Mr. Rose was founder and Chief Executive Officer of CollectiveBid Systems Inc. and its wholly-owned investment dealer subsidiary, CBID Markets Inc., which launched Canada's first Alternative Trading System (ATS). With over 25 years' experience in the capital markets and technology sectors, his professional experience also includes positions with RBC Dominion Securities Inc., Dow Jones Markets Inc. and Bridge Information Systems. Mr. Rose has served on a number of Boards of both corporate and non-profit organizations.

Principal Occupation (Past 5 years): Chairman & CEO, Tradelogiq Markets Inc.

Public Company Directorships: None

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Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
1,903,472 (1.07%)(5)	Nil	US$69,567	380,636	US$80,661
Current Board and Committee Positions/Membership and Attendance
Member of the Board Member, Compensation Committee		Board Meetings Attended 2021: 4 of 5 - 80% Compensation Committee Meetings Attended 2021: 2 of 2 - 100%
Atul Malhotra Jr. New York, New York Director Since: December 2, 2020 Age: 29

Atul Malhotra Jr. joined the The Real Brokerage Inc. team as a Director in December 2020. He is currently a Managing Director on the investment team at Insight Partners, a global technology investor based in New York City. He serves as a board member for multiple Insight portfolio companies. Mr. Malhotra received a BBA from the University of Michigan's Stephen M. Ross School of Business, graduating with high distinction.

Principal Occupation (Past 5 years): Investment Team, Insight Partners (various roles)

Public Company Directorships: None

Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
Nil (9)	Nil	Nil	Nil	Nil
Current Board and Committee Positions/Membership and Attendance
Independent Member of the Board Member, Audit Committee		Board Meetings Attended 2021: 5 of 5 - 100% Audit Committee Meetings Attended 2021: 4 of 4 - 100%
Vikki Bartholomae Winter Garden, Florida Director Since: April 20, 2021 Age: 51

Vikki Bartholomae joined The Real Brokerage Inc.'s board of advisors in January 2021 to continue her service to real estate agents. A recognized industry leader, Ms. Bartholomae previously served as Chief of Agent Success at Side and President at eXp Realty, where she helped eXp Realty grow from 500 agents to 15,000 agents in three years. Ms. Bartholomae also worked as team leader and agent throughout her career with Tarbell Realtors, Disney Vacation Development and Keller Williams. Ms. Bartholomae has extensive experience coaching real estate agents. Ms. Bartholomae and her husband have also embarked on a new adventure, launching Wild Bird Unlimited, a bricks-and-mortar store in Orlando.

Principal Occupation (Past 5 years): Franchise Owner, Wild Birds Unlimited; Chief Customer Success Officer, Side; President and Director of Expansion, eXp Realty

Public Company Directorships: None

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Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
Nil	Nil	$Nil	100,000	US$1,431
Current Board and Committee Positions/Membership and Attendance
Independent Member of the Board Member, Audit Committee		Board Meetings Attended 2021: 5 of 5 - 100% Audit Committee Meetings Attended 2021: 4 of 4 - 100%

__________
Notes:

(1) The Common Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at May 4, 2022 being 178,293,089 Common Shares. The information about Common Shares over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

(2) RSUs held as at December 31, 2021. For additional information regarding the Share Compensation Plan under which the RSUs are granted, please see "Statement of Executive Compensation".

(3) Based on the closing price of Common Shares on the Nasdaq of US$1.68 on May 4, 2022.

(4) Options held as at May 4, 2022. For additional information regarding Options held by directors, please see "Statement of Executive Compensation".

(5) Based on the closing price of Common Shares on the Nasdaq of US$1.68 on May 4, 2022, less the applicable exercise price for Options.

(6) Comprised of 16,660,455 Common Shares held by Cubit Investments Ltd., a company beneficially owned by Mr. Gamzu and 1,260,375 Common Shares held by Mr. Gamzu personally.

(7) Comprised of 4,575,164 Common Shares held by Poom Holdings LLC, a company beneficially owned by Mr. Klane.

(8) Comprised of 1,875,572 Common Shares held by Matchpoint Capital Inc., a company beneficially owned by Mr. Rose and 27,900 Common Shares held my Mr. Rose personally.

(9) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Partners holds 34,573,696 Common Shares. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the Common Shares.

Corporate Cease Trade Orders or Bankruptcies

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten (10) years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten (10) years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No person proposed to be nominated for election as a director at the Meeting is or has, within the preceding ten (10) years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

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4. Appointment of Auditors

Brightman Almagor Zohar & Co., Certified Public Accountants, (a firm in the Deloitte Global Network) will be nominated at the Meeting for appointment as auditors of the Company to hold office until the next annual general meeting of Shareholders. There were no "reportable events" as such term is defined under NI 51-102.

Brightman Almagor Zohar & Co., Certified Public Accountants, was first appointed as auditor of the Company on June 8, 2020.

At the Meeting, the Shareholders will be requested to appoint Brightman Almagor Zohar & Co. Certified Public Accountants, as auditors of the Company to hold office until the next annual general meeting of Shareholders.

For information on the external auditor service fees paid during the financial years ended December 31, 2021 and 2020, please refer to the section titled "Audit Committee Information" in the Annual Information Form.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, (a firm in the Deloitte Global Network) as auditors of the Company, to hold office until the close of the next annual general meeting of Shareholders, at such remuneration as may be fixed by the directors of the Company.

5. Approval of the Omnibus Incentive Plan

On February 18, 2022, the Company adopted, subject to approval of the Shareholders, the Omnibus Incentive Plan for directors, officers, employees and consultants of the Company. The Omnibus Incentive Plan provides for the issuance of Options and RSUs up to a maximum of 20% of the Company's issued and outstanding capital as at the date of grant, subject to standard anti-dilution adjustments. This is a "fixed" plan under the policies of the TSXV and the Company is authorized to grant Options and RSUs up to 20% of its issued and outstanding Common Shares at the date the Omnibus Incentive Plan was approved by the Board, less the number of Common Shares subject to grants of securities under any other Security Based Compensation Arrangement. The principal features of the Omnibus Incentive Plan are described in more detail under the section titled "Omnibus Incentive Plan" below.

The Omnibus Incentive Plan must be approved by a majority vote of disinterested Shareholders. For the purpose of this resolution, disinterested Shareholders are all Shareholders other than Tamir Poleg, Michelle Ressler, Guy Gamzu, Larry Klane, Atul Malhotra, Jr., Vikki Bartholomae, Raj Naik and Pritesh Damani. At the Meeting, the disinterested Shareholders will be asked to consider and vote to approve the Omnibus Incentive Plan. In accordance with the policies of the TSXV, the Omnibus Incentive Plan must be approved by the majority of the disinterested Shareholders.

The text of the resolution to be considered at the Meeting will substantially be as follows:

 "RESOLVED THAT:

1. The Omnibus Incentive Plan (the "Plan"), presented to shareholders in the management information circular of The Real Brokerage Inc. (the "Company") dated May 4, 2022, is hereby approved, ratified and confirmed.

2. The maximum number of common shares in the authorized share structure of the Company ("Common Shares") issuable pursuant to the Plan shall be fixed at 20% of the aggregate number of issued and outstanding Common Shares as of February 18, 2022, being 35,641,226 Common Shares (the "Maximum Grant").

3. The Maximum Grant shall remain fixed until further approval by the shareholders is obtained to increase this number."

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It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the resolution to approve the Omnibus Incentive Plan.

6. Approval of Omnibus Incentive Plan Grants

Between February 18, 2022 and the date of this Circular, the Company, acting on the recommendation of the Board and the Compensation Committee and subject to TSXV approval of the amendments of the Omnibus Incentive Plan, granted an aggregate of 239,545 Options and 3,041,807 RSUs. The Options and RSUs granted pursuant to the Omnibus Incentive Plan shall not vest nor be exercised or settled, as applicable, until approved by the disinterested Shareholders.

The Omnibus Incentive Plan grants must be approved by a majority vote of disinterested Shareholders. For the purpose of this resolution, disinterested Shareholders are all Shareholders other than those granted Options and RSUs pursuant to the Omnibus Incentive Plan, as well as any Associates of those persons. None of these Options or RSUs were granted to Insiders. At the Meeting, disinterested Shareholders will be asked to consider and vote to ratify the granted Options and RSUs pursuant to the Omnibus Incentive Plan.

Holder	Date of Grant	No. RSUs Granted	No. of Options Granted	Exercise Price per Reserved Share, if Applicable	Expiry Date, If Applicable.
Non-Insiders of the Company	February 28, 2022	525,305	Nil	Nil	N/A. Each RSU will vest on February 28, 2023
Non-Insiders of the Company	March 14, 2022	448,798	Nil	Nil	N/A. Each RSU will vest on March 14, 2023
Non-Insiders of the Company	March 31, 2022	Nil	239,545	USD$2.45	March 1, 2032, with quarterly vesting over a period of three years
Non-Insiders of the Company	April 5, 2022	294,268	Nil	Nil	N/A. Each RSU will vest quarterly over a period of three years, with a one year cliff
Non-Insiders of the Company	April 9, 2022	749,636	Nil	Nil	N/A. N/A. , Each RSU will vest on vested on April 9, 2025
Non-Insiders of the Company	May 2, 2022	1,023,800	Nil	Nil

N/A. 1,018,050 RSUs will vest on May 2, 2023; 500 RSUs will vest on January 3, 2025; 1,375 RSUs will vest on February 1, 2025; 2,000 RSUs will vest on March 4, 2025; and 1,875 RSUs will vest on April 9, 2025

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The text of the resolution to be considered at the Meeting will substantially be as follows:

 "RESOLVED THAT:

1. The granting of 239,545 stock options and 3,041,807 restricted share units pursuant to the Omnibus Incentive Plan of The Real Brokerage Inc. (the "Company"), as detailed in the Company's management information circular dated May 4, 2022, is hereby approved, ratified and confirmed."

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the resolution to approve the Omnibus Incentive Plan grants.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

NP 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines; however, the Board considers some of the guidelines to not be suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. NI 58-101 mandates disclosure of corporate governance practices, which is set out below.

Our Board believes that sound corporate governance practices are essential to our stewardship of at the Company. Our Board supervises the management of the business and the affairs of the Company with a view to ensuring that Shareholder value is enhanced and high ethical and legal standards are adhered to. The Board has developed its corporate governance practices to assist it in fulfilling its supervisory role. The Board fulfills its mandate directly and through its committees.

The Company listed the Common Shares for trading on the Nasdaq commencing June 15, 2021 after filing a registration statement with the U.S. Securities and Exchange Commission on Form 40-F on May 25, 2021. The Company is a foreign private issuer in the United States and, as such, is required to report any significant ways in which its corporate governance practices differ from those required for domestic registrants under the Nasdaq listing standards and SEC rules. A copy of the Company's statement of differences is available on the Company's website at www.joinreal.com/about/investors. The Company is in conformance with the Nasdaq corporate governance requirements applicable to it.

The following is a description of the Company's corporate governance practices, prepared in accordance with Form 58-101F1 - Corporate Governance Disclosure of the Canadian Securities Administrators, as approved by the Board.

Independence

For a director to be considered independent under NI 58-101, he or she must have no direct or indirect material relationship with the Company, and must not be in any relationship deemed to not be independent pursuant to such requirements. A material relationship with the Company is a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of a director's independent judgment.

The Board has considered the relationships of each of the nominees for election by the Shareholders to the Company, and has determined that four (4) of the six (6) directors nominated for election at the Meeting are independent within the meaning of NI 58-101. Larry Klane, Guy Gamzu, Atul Malhotra Jr. and Vikki Bartholomae are independent directors based upon the tests for independence set forth in NI 52-110. Tamir Poleg is not independent as he is a member of management of the Company. Laurence Rose is not independent because he was the former Chief Executive Officer and Chief Financial Officer of the Company prior to completion of the Qualifying Transaction. As a result, a majority of the nominees are independent within the meaning of NI 58-101.

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Tamir Poleg was appointed non-executive Chair of the Board effective June 5, 2020, and is not considered independent within the meaning of NI 52-110. However, the Board is comprised of a majority of independent directors.

Management Supervision by the Board

The Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.

Public Company Board Memberships

The following nominee for election as a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in Canada or a foreign jurisdiction.

Name	Name of Reporting Issuer	Exchange	Position	Director Since
Larry Klane	Navient Corporation	NASDAQ	Director	May 2019
	Bottomline Technologies Inc.	NASDAQ	Director	November 2021

The Company does not restrict the number of public company boards of directors on which its directors may sit. However, directors of the Company are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, only one of the Company's directors sits on boards of other reporting issuers. None of the directors of the Company sit together on two or more other boards of other reporting issuers.

In Camera Meetings

The independent directors of the Board do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, they have the opportunity to, and do hold, ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever necessary. The Company holds regular quarterly meetings and other meetings as required, at which time the independent directors meet in camera. The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Board and Committee Meetings and Attendance

The Board meets a minimum of four (4) times per year and as otherwise required. Typically, each committee (other than the Audit Committee which meets at least four (4) times each year) will meet approximately two (2) times each year, or more frequently as deemed necessary by the applicable committee. The frequency of meetings and nature of each meeting agenda depends on the business and affairs that the Company faces from time to time. The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2021.

Directors	Board of Directors	Audit Committee	Compensation Committee
Number and percentage of meetings attended
Tamir Poleg	5 of 5 - 100%	N/A	2 of 2 - 100%
Laurence Rose	4 of 5 - 80%	N/A	2 of 2 - 100%
Guy Gamzu	5 of 5 - 100%	N/A	2 of 2 - 100%
Vikki Bartholomae	5 of 5 - 100%	4 of 4 - 100%	N/A
Larry Klane	5 of 5 - 100%	4 of 4 - 100%	N/A
Atul Malhotra Jr.	5 of 5 - 100%	4 of 4 - 100%	N/A

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Board Mandate

The Board has not yet adopted a written mandate and delineates responsibility of board members on an ad hoc basis and as deemed appropriate by the Board.

Committees of the Board

The Board has established two (2) standing committees to assist it in discharging its mandate. The roles of the committees are outlined below.

Audit Committee

Members: Larry Klane (Chair), Vikki Bartholomae and Atul Malhotra Jr.

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

• financial reporting and disclosure requirements,

• ensuring that an effective risk management and financial control framework has been implemented and tested by management of the Company, and

• for external and internal audit processes.

The Company has filed its Annual Information Form under its profile on SEDAR at www.sedar.com, and at www.sec.gov as an exhibit to the annual report filed with the SEC on Form 40-F on March 18, 2021. The Annual Information Form contains, among other things, the disclosure required under NI 52-110. In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 (e.g., relevant education and experience of the Audit Committee members) may be found under the heading "Audit Committee Disclosure" in the Annual Information Form. Upon request, the Company will promptly provide a copy of the Annual Information Form to Shareholders free of charge.

A copy of the Audit Committee's charter is contained in the Annual Information Form, and is posted on the Company's website at www.joinreal.com/about/investors.

Compensation Committee

Members: Guy Gamzu (Chair), Tamir Poleg and Laurence Rose

The Compensation Committee assists the Board in fulfilling its responsibilities relating to compensation, succession planning and other human resources matters. The Committee is responsible for:

• overseeing the Company's employees, including matters relating to compensation, succession planning and other human resources matters;

• identifying the principal risks of the Company's business related to human resources matters and overseeing the implementation of appropriate systems to manage these risks; and

• overseeing the Company's compliance with applicable laws and regulations and its compliance with all significant policies and procedures approved by the Board from time to time, in relation to human resources matters.

A copy of the Compensation Committee's charter is posted on the Company's website at www.joinreal.com/about/investors.

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For a detailed discussion of the responsibilities of the Compensation Committee relating to compensation, see "Statement of Executive Compensation" below.

Position Descriptions

Board-Level Position Descriptions

Chair of the Board

The Chair of the Board is Mr. Tamir Poleg. The Board has not established a written position description for the Chair. The Chair is aware that he is responsible for, among other things, presiding at meetings of the Board and Shareholders, providing leadership to the Board, managing the Board, acting as liaison between the Board and management, and, together with the CEO representing the Company to external groups including Shareholders, local communities and governments.

Chair of Board Committees

The Board has not established a written position description for Chairs of Committees. The Chairs of Committees acknowledge that they are responsible for, among other things, providing leadership to the Committee, managing the timely discharge of the Committee's duties and responsibilities, managing the conduct of the Committee, acting as liaison between the Committee, the Board and management, and reporting to the Board on behalf of the Committee.

CEO Position Description

The CEO of the Company is Mr. Tamir Poleg. The Board has not established a written position description for the CEO. The CEO is aware that he is responsible for, among other things, the day-to-day management of the business and affairs of the Company. The CEO is also responsible for recommending to the Board, together with the CFO and such other management as appropriate, for approval of the Company's financial and operating goals and objectives, formulating and presenting to the Board long-term business plans, strategies and policies and keeping the Board informed of the Company's progress, and together with the Chair of the Board serving as the Company's principal spokesperson.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

(i) information respecting the functioning of the Board, committees and copies of the Company's corporate governance policies;

(ii) access to recent, publicly filed documents of the Company; and

(iii) access to management.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

Code of Conduct

As part of its commitment to conducting its business and affairs with honesty, integrity and in accordance with high ethical and legal standards, the Board has adopted a Code of Business Conduct (the "Code") which applies to all of our directors, officers, employees, consultants and contractors. The Code addresses such matters as compliance with laws, protection and proper use of assets, conflict of interest, corporate opportunities, reporting violations and consequences of non-compliance.

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In addition, the Board is responsible for: (i) ensuring that management has established a system to monitor compliance with and enforce the Code; (ii) obtaining reports from management that the Company and its directors, officers and employees are in compliance with the Code; (iii) making recommendations to the Board regarding any waivers from the Code; and (iv) advising the Board with respect to the Company's policies and procedures regarding compliance with the Code.

Any waiver of the Code with respect to a director or officer of the Company may be made only by the Board. The Board did not grant any waiver of the Code in 2021. In the unlikely event of such a waiver, it will be promptly disclosed to the extent required by applicable laws or stock exchange rules and regulations.

A copy of the Code is posted on the Company's website at www.joinreal.com/about/investors.

Conflicts of Interest

Directors, officers, employees, consultants and contractors are required to perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgement. No director, officer or employee of the Company or consultant or contractor working for the Company is permitted to accept financial compensation of any kind, nor any special discount, loan or favour, from persons, corporations or organizations having dealings or potential dealings with the Company.

Non-executive directors of the Company are not expected to devote their time and effort solely on behalf of the Company, and they may have a variety of other business relationships that could give rise to a conflict of interest. Any such potential conflicts of interest are not subject to the Code and are to be resolved directly with the Board.

Other Policies

The Board has adopted a corporate disclosure policy (the "Corporate Disclosure Policy") to reinforce the Company's commitment to compliance with the continuous disclosure obligations imposed by Canadian securities laws and the rules and regulations of the TSXV. This policy sets clear guidelines for directors, officers and employees on disclosure requirements and practices and confirms in writing the Company's disclosure policies to ensure compliance with such laws, rules and regulations as well as to ensure that timely and accurate information is provided equally to all Shareholders and market participants regarding the Company.

The Board has also adopted an stock trading policy (the "Stock Trading Policy") to ensure that the Company and all directors, officers, employees, consultants and contractors of the Company and its subsidiaries meet their obligations under applicable securities laws and stock exchange rules by ensuring that all such persons who have material non-public information do not engaged in insider trading or tipping.

Copies of the Corporate Disclosure Policy and the Stock Trading Policy are posted on the Company's website at www.joinreal.com/about/investors.

Nomination of Directors

The Board is responsible for identifying individuals qualified to become new Board members and recommending the new director nominees for the next annual meeting of Shareholders. Prior to nominating individuals as directors, the Board: (i) considers what competencies and skills the Board, as a whole, should possess; (ii) what competencies and skills each existing director possesses; and (iii) considers the appropriate size of the Board, with a view to facilitating effective decision-making.

With respect to nomination matters, management of the Company is specifically responsible for considering and making recommendations to the Board on the size and composition of the Board. The Board also considers: (i) what competencies and skills the Board, as a whole, should possess; (ii) the competencies and skills each existing director possesses; and (iii) in recommending new nominees to the Board, the competencies and skills each new nominee will bring to the Board.

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Pursuant to the Investors Rights Agreement, Insight Partners is permitted to nominate one (1) Investor Director Designee to the Board so long as Insight Partners satisfies the Beneficial Ownership Requirement. See Particulars of Matters to be Acted Upon at the Meeting - Election of Directors - Director Nominee of Insight Partners.

Compensation

The Compensation Committee is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel) and approving the Company's annual compensation budget. The Compensation Committee assists the Board with these responsibilities. The Compensation Committee's composition and responsibilities are set out in the Compensation Committee charter (discussed above). With respect to compensation matters, the Compensation Committee is specifically responsible for:

(a) reviewing the Company's overall compensation philosophy;

(b) reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans, including:

(i) reviewing the corporate goals and objectives relevant to the compensation of the CEO and the other executive officers of the Company and recommending those goals and objectives to the Board;

(ii) evaluating the CEO's performance in light of his or her goals and objectives and recommending to the Board its assessment of the CEO's performance and compensation;

(iii) through the CEO, reviewing the performance of the other executive officers in light of their goals and objectives and recommending to the Board its assessment of the other executive officers' performances and compensation;

(iv) reviewing the adequacy, amount and form of compensation to be paid to each director and making recommendations to the Board based on this review; and

(v) reviewing and making recommendations to the Board with respect to the adoption and amendment of incentive compensation and equity-based plans, including the number of securities that may be issued under those plans during any particular period;

(c) with respect to disclosure, obtaining advice on and tracking disclosure requirements related to compensation and reviewing the Company's compensation-related disclosure before the Company publicly discloses such information; and

(d) reviewing and approving the selection and terms of reference of any outside consultants retained to provide benchmark analysis and advice on compensation programs.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company's best interests. To ensure adequate Board renewal, the Board is responsible for conducting regular Board, committee and directors assessments (see above). These assessments will evaluate the tenure and performance of individual directors and review the composition and effectiveness of the Board and its committees. The results of these assessments are reported to the Board, together with recommendations, if any, regarding the composition of the Board.

Policies Regarding the Representation of Women

In identifying suitable candidates for nomination to the Board, the Board has not specifically considered the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. Rather, the Board has made their nomination and appointment decisions based on merit, regardless of gender, by assessing whether a person's skills and experience are appropriate for a Board position. The Board has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board, it is unnecessary at this time to adopt a written policy regarding the identification and nomination of women directors, nor has it adopted a target regarding women on the Board. Currently, there is one woman on the Board (currently 16.67% of the Board is comprised of women).

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The Company has not specifically considered the level of representation of women in executive officer positions when making executive officer appointments, nor has it adopted a target regarding women in executive officer positions. Currently, there is one women (25%) serving in executive officer positions at the Company.

Environmental, Social and Governance

Work hard. Be kind. This core tenant governs our approach to revolutionizing the real estate transaction process, and ultimately the real estate market itself. We also recognize that this fundamental value extends to how we manage ourselves with respect to the people we work with, our approach to responsible business, and our impacts on the planet. We are early in our ESG journey, but we are committed to building a company with responsibility, ethics, and values at its core. We outline these aspirations and expectations here.

Environmental Performance

Our environmental impacts are and will always be modest. Our operations are, by design, lean and efficient. We have no brick and mortar agent offices, relying on the power of our digital infrastructure to deliver top results in the modern technological age. For example, wherever local laws allow, we eschew paper copies of documents. In the coming year, we plan to quantify the effects of our digital footprint and develop a plan to mitigate climate impacts where possible. As we continue to grow, we will remain cognizant of the environmental influence we have on our communities and will take steps to minimize those wherever possible.

Social Performance

Our basic value proposition is that we are committed to making the lives of real estate agents better and creating financial opportunities for them and their families through a better agent plan, best-in-class technology, revenue sharing, and equity in our company. But our impact on society is even greater than that. By making the real estate transaction process easier, more transparent and faster, we are offering people and communities access to home ownership in a manner that is simpler, easier to understand, and more accessible than the traditional process.

Addressing Systemic Biases

We are also committed to helping reduce some of the intrinsic biases that have hindered access to home ownership in various demographic groups. In the coming year, we will develop a policy that all employees and agents we work with must take part in a training on diversity, equity and inclusion, particularly tailored to the real estate industry.

Diversity

Diversity, equity, and inclusion also extends to our agents and the Company's team of employees. Our Board, executives, and employees are already quite diverse. However, as we are experiencing rapid growth, we must remain vigilant and through our recruiting and hiring practices work to maintain the diversity of backgrounds, experiences, and perspectives on our team.

This aspiration for diversity also extends to our agents. In our experience, agents represent their communities, and therefore we aspire to have a pool of agents who reflect the backgrounds, demographics, and ethnicities of the markets we seek to engage with. The Company is vehemently committed to providing fair and equal opportunities for employees and agents regardless or race, religion, ethnicity, sexual orientation, or any other class or diverse background. As we continue to grow, we will be deliberate in these efforts and identify optimal ways to hold ourselves accountable for these goals.

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Volunteerism and Philanthropy

Real estate brokers and agents are often highly visible in their communities and a part of the social fabric. As such, we have a distinct opportunity to integrate our team and our brand in a manner that both brings value to our business as well as the communities where we operate.

Conclusion

In the coming year, we expect to:

(a) clearly articulate our policy, practices, and expectations for our employees and agents regarding diversity, equity, and inclusion;

(b) seek opportunities to provide data and build partnerships to contribute to increasing diversity and reducing structural inequities in the real estate industry; and

(c) develop an employee and agent volunteer strategy in select communities where we operate.

Governance

Real estate transactions are a significant and highly emotional event in our customers' lives. Therefore, it is imperative that participants in that process, such as agents, brokers, and companies such as ourselves, have the highest standards for compliance and ethical business practices.

ESG Governance

Responsibility for our ESG performance ultimately resides with our Board, one of whom is a woman and four of whom are independent. ESG-related information is currently reported to the Board as needed, but in 2022, we will update the Board and committee charters to formally assign oversight for ESG issues to an appropriate committee and include ESG updates as a regular item on Board meeting agendas.

Code of Conduct

We insist that all employees abide by our Code, and we are in the process of building out our internal training and development programming, which will include additional training regarding ethics and compliance-related issues. Our Code includes expectations regarding topics such as:

(a) handling confidential information;

(b) conflicts of interest;

(c) data security;

(d) anti-harassment;

(e) anti-bribery;

(f) whistleblower policies; and

(g) employee health and safety.

Agents and brokers we work with must comply with the Code that is integrated into the contractual agreements we have with them. Agents must also participate in mandatory code of ethics training to satisfy the requirements of their realtor licensing boards.

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Cybersecurity

By design, our platform processes substantial amounts of personally identifiable and otherwise sensitive data. Our policies and procedures for handling this information in a secure manner are currently being finalized and will be communicated in 2022. As our business model evolves further, and other products and services may be offered, it will be particularly important that we clearly understand and address any potential vulnerabilities in how we handle sensitive information and/or funds.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to: (i) the CEO; (ii) the CFO; (iii) each of the three most highly compensated executive officers of the Company, if any, whose individual total compensation was more than $150,000 for the year ended December 31, 2021, other than the CEO and CFO; (iv) each individual who satisfies the criteria noted in (iii) but for the fact the individual was not an executive officer of the Company, nor acting in a similar capacity, at as December 31, 2021 (collectively, the "NEOs") and (v) the directors of the Company. During the year ended December 31, 2021, the NEOs of the Company were Pritesh Damani, Katharine Mobley and Raj Naik. The description of the Company's compensation philosophy and objectives and the elements of such compensation for the year ended December 31, 2021 is set forth below.

The Compensation Discussion and Analysis section of this Circular sets out the objectives of the Company's executive compensation arrangements, the Company's executive compensation philosophy and the application of this philosophy to the Company's executive compensation arrangements. The Company has established the Compensation Committee, which has been granted assigned the responsibility to review the compensation received by directors and NEOs. The Compensation Committee adopted a charter in January 2021.

Compensation Philosophy and Objectives

When determining the compensation arrangements for the NEOs and directors, the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of Shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

The Compensation Committee is comprised of Guy Gamzu (Chair), Laurence Rose and Tamir Poleg, all of whom have experience that is relevant to their responsibilities.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used in the Compensation Committee's determinations and reporting on historical compensation levels, methods of compensation, compensation practices of industry peers, achieved performance relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

The Compensation Committee relies, in part, on the CEO to review the performance of the other NEOs and to make recommendations to the Compensation Committee in this regard. Given the direct reporting relationship between the CEO and the other NEOs, the Compensation Committee believes the CEO is in the best position to directly assess the performance of the other senior executives. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

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Elements of Executive Compensation

The compensation paid to directors and NEOs prior to February 18, 2022 consisted of two primary components: base salary and equity participation through the Stock Option Plan and RSU Plan. On February 18, 2022, the Company adopted the Omnibus Incentive Plan authorizing the Company to grant up to 20% of its issued and outstanding Common Shares (as of February 18, 2022) as either Options or RSUs.

In determining the compensation level for each executive, the Compensation Committee looks at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by other companies in the same industry as the Company, and pay equity considerations.

The Company believes that making a significant portion of the NEOs' and directors' compensation based on long-term incentives supports the Company's executive compensation philosophy, as these forms of compensation allow those most accountable for the Company's long-term success to acquire and hold the Company's Common Shares. The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the NEOs and directors are reviewed annually. Any change in the base salary of a NEO or a director is generally determined by an assessment of such executive's performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Equity Participation

The Company provides long-term incentives to the NEOs and directors in the form of Options and RSUs as part of its overall executive compensation strategy. The Compensation Committee believes that Option and RSU grants serve the Company's executive compensation philosophy in several ways: they help attract, retain, and motivate talent; they align the interests of the NEOs and directors with those of the Shareholders by linking a specific portion of the officer's total pay opportunity to share price; and they provide long-term accountability for NEOs and directors.

Risks of Compensation Policies and Practices

The Board and the Compensation Committee have not formally considered the implications of the risks associated with the Company's compensation policies and practices. The discretionary nature of Options and RSU awards under Securities Based Compensation Arrangements are significant elements of the Company's compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behaviour that the Board and the Compensation Committee consider to be aligned with the Company's best interests.

The Board believes that the executive compensation program should not raise its overall risk profile. Accordingly, the Company's executive compensation program includes safeguards designed to mitigate compensation risks. The following measures impose appropriate limits to avoid excessive or inappropriate risk taking or payments:

• Vesting requirements for Options and RSUs and Option terms of ten (10) years discourage excessive risk taking to achieve short-term goals;

• recommendation of discretionary bonus payments to the Board by the Compensation Committee who are specifically tasked with determining allocation; and

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• implementation of trading blackouts prescribed by the Company's Stock Trading Policy to limit the ability of officers of the Company to trade in securities of the Company.

Inappropriate and excessive risks by executives are also mitigated by review of the Board, at which, activity by the executives must be approved by the Board if such activity is outside previously Board-approved actions or as set out in a Board-approved budget. Given the current composition of the Company's executive management team, the Board and the Compensation Committee are able to closely monitor and consider any risks which may be associated with the Company's compensation practices. Risks may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed, including executive compensation.

Purchase of Financial Instruments

The Stock Trading Policy prohibits an NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart compares the total cumulative Shareholder return on $100 invested in the Common Shares on December 31, 2018 with the cumulative total returns of the S&P/TSX for the five most recently completed financial years.

	2018	2019	2020	2021
The Real Brokerage Inc.	100	42	444	7,665
S&P/TSX Composite Index	100	127	150	183

As shown in the foregoing graph, the Company's performance has consistently exceeded performance of the S&P/TSX Composite Index during the last five years. In 2020, the Company's performance dramatically improved, in part, as a result of significant gains in the North America real estate market and technology sector. Renewed optimism of post-pandemic recovery in the main global economies, better than expected real estate demand and COVID-19 related stimuluses have set historically high residential real estate prices.

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Market conditions have been volatile and have particularly impacted the mining sector. Market conditions and associated long term market uncertainties have an impact on officer compensation decisions; however, the Compensation Committee also considers the performance of the officers and the achievement of milestones.

Compensation Governance

The Compensation Committee is responsible for reviewing the Company's overall compensation philosophy and reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans. The Board, as a whole, ultimately determines compensation for the directors, its CEO, CFO and other officers (including other NEOs) on the advice of the Compensation Committee. In performing its duties, the Compensation Committee has the authority to engage and compensate any outside advisor, including executive compensation consultants that it determines to be necessary or advisable to carry out its responsibilities.

Summary Compensation Table

The following table provides information concerning compensation of the NEOs for the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

					Non-equity incentive plan compensation (US$)
Name and Position	Year	Salary (US$)(1)	Share- Based Awards (US$)	Option- Based Awards (US$)(2)	Annual Incentive Plans (US$)	Long Term Incentive Plans (US$)	Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
Tamir Poleg Chief Executive Officer and Director	2021	220,000	Nil	535,312	240,000	Nil	Nil	Nil	995,312
	2020	175,000	Nil	81,572	41,250	Nil	Nil	Nil	297,822
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michelle Ressler Chief Financial Officer	2021	206,250	Nil	638,844	105,000	Nil	Nil	Nil	950,094
	2020	68,889	Nil	261,782	15,000	Nil	Nil	Nil	345,671
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Pritesh Damani Chief Technology Officer	2021	200,000	Nil	5,816,406	33,000	Nil	Nil	Nil	6,049,406
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Katherine Mobley(4) Chief Marketing Officer	2021	42,102	Nil	145,000	12,500	Nil	Nil	Nil	199,602
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Raj Naik Chief Operating Officer	2021	42,500	Nil	145,000	20,833	Nil	Nil	Nil	208,333
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

__________
Notes:

(1) All compensation paid to all NEOs listed has been paid under executive employment agreements between the Company (or its operating subsidiary) and each such NEO as more particularly described under the heading "Statement of Executive Compensation - Employment Contracts and Termination and Change of Control Benefits" of this Circular.

(2) The grant date fair value is a theoretical value determined using the Black Scholes pricing model for Options granted during the year. Under Black Scholes, the Options on the date of grant have no intrinsic value as the exercise price is the closing price of the Common Shares on the preceding date. Each NEO does not receive any value until each of the following occur: (i) the Options vest and (ii) and they are exercised. Generally, the Options will only be exercised where the exercise price is less than the trading price. Existing Options were priced under the provisions of the Stock Option Plan.

(3) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement and was appointed to the Board on December 2, 2020.

(4) Katherine Mobley was appointed Chief Marketing Officer on November 8, 2021. As of April 28, 2022. Katherine is no longer the Chief Marketing Officer of the Company.

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Stock Options and Other Incentive Plans

The following table sets forth information with respect to the Options held by the NEOs which were outstanding as of December 31, 2021:

	Option Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised in-the-money options (US$)	Number of Common Shares or Units that have not vested (#)	Market Value or payout value of share- based awards that have not vested ($)	Market value or payout value of vested share-based awards not paid out or distributed
Tamir Poleg Chief Executive Officer and Director	3,552,735	$0.0251	January 20, 2026	13,020,422	Nil	Nil	Nil
	280,638	$0.0765	April 18, 2028	1,014,093	Nil	Nil	Nil
	4,000,000	$0.19923	June 17, 2030	13,963,080	Nil	Nil	Nil
	200,000	$1.01	January 27, 2031	535,313	Nil	Nil	Nil
Michelle Ressler Chief Financial Officer	88,163	$0.72	August 24, 2030	261,782	Nil	Nil	Nil
	80,000	$1.01	January 27, 2031	214,125	Nil	Nil	Nil
	250,000	$1.99	August 11, 2031	424,719	Nil	Nil	Nil
Pritesh Damani Chief Technology Officer	2,065,772	$0.874	January 8, 2031	5,816,406	Nil	Nil	Nil
Katherine Mobley Chief Marketing Officer	500,000	$3.40	November 18, 2031	145,000	Nil	Nil	Nil
Raj Naik Chief Operating Officer	500,000	$3.40	November 18, 2031	145,000	Nil	Nil	Nil

Stock Option Plan, Restricted Share Unit Plan and Omnibus Incentive Plan

The Stock Option Plan and RSU Plan comprises the Company's only forms of security-based incentive compensation plans prior to February 18, 2022.

Stock Option Plan

The Company's Stock Option Plan was a "fixed" stock option plan under the policies of the TSXV and the Company was authorized to grant Options of up to 20% of its issued and outstanding Common Shares at the date the Stock Option Plan was approved by its Shareholders. The Stock Option Plan was approved by the Shareholders at the Company's annual general and special meeting held on August 20, 2020.

The purpose of the Stock Option Plan was to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to acquire Common Shares, thereby increasing their proprietary interest in the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its business and affairs.

Under the terms of the Stock Option Plan, a maximum of 28,267,516 Common Shares (representing approximately 20% of the issued and outstanding Common Shares as at August 20, 2020) were reserved for issuance. Under the Stock Option Plan, as Options were granted, the number of Options available for future grants was reduced by an amount equal to the number of Options granted.

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Management noted that the utilization of Options had been an important factor in attracting and keeping superior quality personnel.

The following is a summary of the principal terms of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan which is set out in Schedule "C" to the management information circular of the Company dated July 16, 2020. The Stock Option Plan was administered by the Board, which had full and final authority with respect to the granting of all Options thereunder subject to the requirements of the TSXV. Options were granted under the Stock Option Plan to such directors, officers, employees or consultants of the Company and its affiliates, if any, as the Board from time to time designated. Under the policies of the TSXV, Options granted under such a fixed plan are not required to have a vesting period, although the directors may continue to grant Options with vesting periods, as the circumstances require. The Stock Option Plan authorized the Board to grant Options to Participants on the following terms (capitalized terms not defined herein have the meaning ascribed to them in the Stock Option Plan):

• If Options expire or otherwise terminate for any reason without having been exercised, the number of Common Shares in respect of the expired or terminated Options will again be available for the purposes of the Stock Option Plan.

• The Stock Option Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any Options awarded prior to the date of such termination. Any Options outstanding when the Stock Option Plan is terminated will remain in effect until they are exercised or expire or are otherwise terminated in accordance with the provisions of the Stock Option Plan.

• The Stock Option Plan provided that it was solely within the discretion of the Board to determine who should receive Options and in what amounts. The Board may issue a majority of the Options to Insiders of the Company. However, in no case will the issuance of Common Shares upon the exercise of Options granted under the Stock Option Plan result in:

(i) The total number of Options awarded to any one individual in any twelve month period shall not exceed 5% of the issued and outstanding Common Shares at the Award Date (unless the Company has obtained disinterested Shareholder approval);

(ii) The total number of Options awarded to any one Consultant for the Company shall not exceed 2% of the issued and outstanding Common Shares at the Award Date without consent being obtained from the TSXV; and

(iii) The total number of Options awarded to all persons employed by the Company who perform Investor Relations Activities for the Company shall not exceed 2% of the issued and outstanding Common Shares, in any twelve month period, calculated at the Award Date without consent being obtained from the TSXV.

Options granted under the Option Plan will be for a term so fixed by the Board at the time the Option is awarded, provided that such date shall not exceed ten (10) years from the date of its grant. Unless the Company otherwise decides, in the event an Option Holder ceases to be a consultant or employee of the Company (other than by reason of death), vested Options will expire on the 90th day following the date the holder ceases to be an eligible Participant (or on the 30th day in the case of an Participant who is engaged in Investor Relations Activities). In the case that the Option Holder ceases to be such as a result of termination for cause, the Expiry Date shall be the date the Option Holder ceases to be an Employee of the Company.

The Exercise Price shall be that price per Common Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Common Shares traded through the facilities of the TSXV (or, if the Common Shares are no longer listed for trading on the TSXV, then such other exchange or quotation system on which the Common Shares are listed or quoted for trading) on the day preceding the Award Date, less any discount permitted by the TSXV, or such other price as may be required or permitted by the TSXV.

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In no case will an Option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the Option in question.

Options may not be assigned or transferred, and all Option Certificates will be so legended, provided however that the Personal Representatives of an Option Holder may exercise the Option within the Exercise Period. Common Shares will not be issued pursuant to Options granted under the Stock Option Plan until they have been fully paid for.

Upon a Change of Control, the Board may require that an Option granted under the Stock Option Plan may be exercised (whether or not such Option as vested) by the Participant at any time up to an including the expiry time of the Option and the Board may require the acceleration of the time for exercise of the Option. Notwithstanding the foregoing, no acceleration of the vesting of Options held by Participant performing Investor Relations Activities shall occur without the prior written consent of the TSXV.

Restricted Share Unit Plan

The Stock Option Plan of the Company required that the addition of a deferred or restricted share unit or any other provision which results in participants under the Stock Option Plan receiving securities while no cash consideration is received by the Company requires the approval of the Board, the TSXV and the Shareholders of the Company. Therefore, the RSU Plan was approved by the Shareholders at the Company's annual general and special meeting held on August 20, 2020.

A summary of the material terms of the RSU Plan is set forth below. The summary information is qualified in its entirety by the full text of the RSU Plan, a copy of which is attached as Schedule "D" to the management information circular of the Company dated July 16, 2020.

• Eligible Persons. The Board or the Committee may grant RSUs to eligible Participants, other than persons performing Investor Relations Activities, provided that the Board, together with such individuals or companies, are responsible for ensuring and confirming that such person is a bona fide Participant.

• Fixed Plan. The RSU Plan is a fixed plan, such that the aggregate number of Common Shares that may be issued pursuant to the RSU Plan shall not exceed 28,267,516 Common Shares, less the number of Common Shares issuable pursuant to all other Security Based Compensation Arrangements (including the Stock Option Plan).

• Vesting. Each RSU will vest in such manner as determined by the Board or the Committee at the time of grant.

• Settlement of RSU's. On the Vesting Date, the Company at its sole and absolute discretion have the option of settling the RSUs in cash (if applicable), Common Shares acquired by the Company on the TSXV or Common Shares to be issued from the treasury of the Company.

• Limitations. The RSU Plan included the following additional limitations: (i) the number of Common Shares reserved for issuance to any one Participant retained as a consultant to provide services to the Company or its subsidiaries under all Security Based Compensation Arrangements in any 12 month period shall not exceed 2% of the issued and outstanding Common Shares; (ii) the number of Common Shares reserved for issuance to any one Participant under all Security Based Compensation Arrangements in any 12 month period will not exceed 5% of the issued and outstanding Common Shares; (iii) unless the Company has received disinterested Shareholder approval to do so, the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares; and (iv) unless the Company has received disinterested Shareholder approval to do so the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares.

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• Ceasing to be a director, officer, employee or consultant. The RSU Plan provided that if a Participant shall cease to be a director or officer of or be in the employ of, or a consultant or other Participant to, the Company or a subsidiary for any reason whatsoever including, without limitation, retirement, resignation or involuntary termination (with or without cause), as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant's account have vested or are forfeited pursuant to any other provision hereof, (i) such Participant shall cease to be a Participant as of the forfeiture date, (ii) the former Participant shall forfeit all unvested awards respecting RSUs credited to the Participant's account effective as at the forfeiture date, (iii) any award value corresponding to any vested RSUs remaining unpaid as of the forfeiture date shall be paid to the former Participant and (iv) the former Participant shall not be entitled to any further payment from the RSU Plan.

• Change of control. In the event of a Change of Control, the Board or the Committee shall have absolute discretion to determine if all issued and outstanding RSUs shall vest (whether or not then vested) upon the Change of Control and the vesting date shall be the date which is immediately prior to the time such Change of Control takes place, or at such earlier time as may be established by the Board or the Committee, in its absolute discretion, prior to the time such Change of Control takes place.

• Transferability. Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

• Amendments The Board may amend the RSU Plan in any way, or discontinue the RSU Plan altogether, and may amend, in any way, any RSU granted under the RSU Plan at any time without the consent of a Participant, provided that such amendment shall not adversely alter or impair any RSU previously granted under the RSU Plan or any related RSU agreement, except as otherwise permitted under the RSU Plan. In addition, the Board may, by resolution, make any amendment to the RSU Plan or any RSU granted under it (together with any related RSU agreement) without Shareholder approval, provided however, that the Board will not be entitled to amend the RSU Plan or any RSU granted under it without Shareholder (disinterested Shareholder approval if applicable) and, if applicable, TSXV approval, in order to: (i) increase the maximum number of Common Shares issuable pursuant to the RSU Plan; (ii) cancel an RSU and subsequently issue to the holder of such RSU a new RSU in replacement thereof; (iii) extend the term of an RSU, but not beyond the Expiry Date; (iv) permit the assignment or transfer of an RSU other than as provided for in the RSU Plan; (v) add to the categories of persons eligible to participate in this Plan; or (vi) in any other circumstances where TSXV and Shareholder approval is required by the TSXV. Any renewal of this plan will be subject to disinterested Shareholder approval, and TSXV approval as applicable.

As at December 31, 2021, there were 3,965,808 RSUs issued and outstanding pursuant to the RSU Plan. Subsequent to February 18, 2022, the Company no longer issues RSUs pursuant to the RSU Plan the Stock Option Plan exists solely for the purposes of governing Options previously issued thereunder.

Omnibus Incentive Plan

The Omnibus Incentive Plan is a "fixed" plan under the policies of the TSXV and the Company is authorized to grant Options and RSUs of up to 20% of its issued and outstanding Common Shares at the date the Omnibus Incentive Plan was approved Board, less the number of Common Shares subject to grants of securities under any other Security Based Compensation Arrangement. The Omnibus Incentive Plan was approved by the Board on February 18, 2022. The Omnibus Incentive Plan remains subject to shareholder approval at the Meeting.

The purpose of the Omnibus Incentive Plan is to advance the interests of the Company by encouraging eligible directors, officers, employees and consultants of the Company to acquire Common Shares, thereby increasing their proprietary interest in the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its business and affairs.

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Under the terms of the Omnibus Incentive Plan, a maximum of 35,641,226 Common Shares (representing approximately 20% of the issued and outstanding Common Shares as at February 18, 2022) are reserved for issuance. As of the date of this Circular, 4,056,564 Common Shares remain available for issuance under the Plan, taking into account all Common Shares issuable under all Security Based Compensation Arrangements.

Each Option granted pursuant to the terms of the Omnibus Incentive Plan will vest and be exercisable as to one third (1/3) of the total number of Options granted on each of the first, second and third anniversaries of the award date. The Option price of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the discounted market price on the award date. The Board may at its sole discretion at any time or on the award date in respect of any Option granted, accelerate or provide for the acceleration of vesting in whole or in part of Options previously granted. The Omnibus Incentive Plan includes a Net Exercise provision in accordance with TSXV Policy 4.4.

Each RSUs granted pursuant to the terms of the Omnibus Incentive Plan will vest and be payable as to one third (1/3) of the total number of Options granted on each of the first, second and third anniversaries of the award date. The Board may at its sole discretion at any time or on the award date in respect of any RSUs granted, accelerate or provide for the acceleration of vesting in whole or in part of RSUs previously granted. Notwithstanding the foregoing, an RSU shall not vest prior to the date that is one year following the award date of such RSU.

Further, the maximum number of Common Shares issued to participants who are Insiders, collectively, within any one (1) year period, under the Omnibus Incentive Plan and any other Security Based Compensation Arrangement, cannot exceed 10% of the outstanding Common Shares at the time of issuance. The maximum number of Common Shares issued one person collectively, within any one (1) year period, under the Omnibus Incentive Plan and any other Security Based Compensation Arrangement, cannot exceed 5% of the outstanding Common Shares at the time of issuance.

The total number of Common Shares issuable as compensation to any participant performing Investor Relations Activities, in a 12 month period pursuant to the Omnibus Incentive Plan and any other Security Based Compensation Arrangement, cannot exceed 2% of the outstanding Common Shares at the time of issuance. Persons providing Investor Relations Activities shall only be entitled to receive Options pursuant to the Omnibus Incentive Plan.

The Omnibus Incentive Plan is administered by the Board, which has full and final authority with respect to the granting of all Options and RSUs thereunder subject to the requirements of the TSXV. Options and RSUs may be granted under the Omnibus Incentive Plan to such directors, officers, employees or consultants of the Company and its affiliates, if any, as the Board may from time to time designate.

Employment Contracts and Termination and Change of Control Benefits

Tamir Poleg

On July 1, 2014, the Company appointed Tamir Poleg, CEO. Pursuant to the terms of the agreement, Mr. Poleg was entitled to an annual salary of US$175,000. Mr. Poleg's annual salary for 2021 has been increased to US$220,000. Mr. Poleg's employment agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Poleg is entitled to two (2) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Mr. Poleg's employment will continue in the normal course and there are no modifying terms.

Michelle Ressler

On October 15, 2020 the Company appointed Michelle Ressler, CFO. Pursuant to the terms of the agreement, Ms. Ressler was entitled to an annual salary of US$160,000. Ms. Ressler's annual salary for 2021 has been increased to US$275,000. Ms. Ressler's employment agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Ms. Ressler is entitled to two (2) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Ms. Ressler's employment will continue in the normal course and there are no modifying terms.

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Pritesh Damani

On January 11, 2021, the Company appointed Pritesh Damani to serve as Chief Technology Officer. Pursuant to the terms of the employment agreement, Mr. Damani is entitled to an annual salary of US$200,000. Mr. Damani's employment agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Damani is entitled to two (2) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Mr. Damani's employment will continue in the normal course and there are no modifying terms.

Katherine Mobley

On November 8, 2021 the Company appointed Katherine Mobley to serve as Chief Marketing Officer. Pursuant to the terms of the employment agreement, Ms. Mobley was entitled to an annual salary of US$285,000. Ms. Mobley received a salary of US$142,500 for the period from November 8, 2021 to April 27, 2022. As of April 28, 2022, Ms. Mobley is no longer an employee of the Company.

Raj Naik

Effective November 15, 2021, the Company entered into an agreement with Raj Naik to serve as Chief Operating of the Company at an annual salary of US$330,000.

Except as disclosed above, there were no other agreements or arrangements under which compensation was provided during the most recently completed financial year ended December 31, 2021 or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or NEO.

Change of Control Payment Chart

The estimated incremental payments, payables and benefits that would have been paid to the NEOs pursuant to the above noted agreements (those that have not resigned or been terminated as of the date of this Circular) in the event of termination without cause or after a Change of Control on December 31, 2021 is detailed below:

Named Executive Officer	Termination Without Cause (US$)	Termination on a Change of Control (US$)
Tamir Poleg
Salary	Nil	Nil
RSUs(1)	Nil	Nil
Options	Nil	Nil
Bonus	Nil	Nil
Total	Nil	Nil
Michelle Ressler
Salary	Nil	Nil
RSUs(1)	Nil	Nil
Bonus	Nil	Nil
Total	Nil	Nil
Pritesh Damani
Salary	Nil	Nil
RSUs(1)	Nil	Nil
Options	Nil	Nil
Bonus	Nil	Nil
Total	Nil	Nil

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Named Executive Officer	Termination Without Cause (US$)	Termination on a Change of Control (US$)
Katharine Mobley
Salary	23,750	Nil
RSUs(1)	Nil	Nil
Options	Nil	Nil
Bonus	Nil	Nil
Total	23,750	Nil
Raj Nail
Salary	Nil	Nil
RSUs(1)	Nil	Nil
Options	Nil	Nil
Bonus	Nil	Nil
Total	Nil	Nil

In this section, "Change of Control" means the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization), a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the BCBCA of:

(i) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such persons would be entitled to exercise fifty percent (50%) or more of the votes entitled to be cast at a meeting of the Shareholders;

(ii) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such persons would be entitled to exercise fifty percent 50% or more of the votes entitled to be cast at a meeting of the shareholders of the material subsidiary; or

(iii) more than fifty percent 50% of the material assets of the Company, including the acquisition of more than fifty percent 50% of the material assets of any material subsidiary of the Company.

Pension Disclosure

There are no pension plan benefits in place for the NEOs or the directors of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of RSUs and Options granted pursuant to the Stock Option Plan or RSU Plan to NEOs that vested during the year ended December 31, 2021:

Name & Principal Position	Option-based awards - Value vested during year (US$)	Share-Based Awards - Value Vested During Year (US$)	Non-Equity Incentive Plan Compensation (US$)
Tamir Poleg Director and Chief Executive Officer	6,003,002	Nil	240,000
Michelle Ressler Chief Financial Officer	194,376	Nil	105,000
Pritesh Damani Chief Technology Officer	1,500,061	Nil	33,000
Raj Naik Chief Operating Officer	Nil	Nil	20,833
Katherine Mobley Chief Marketing Officer	Nil	Nil	15,500

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Director Compensation

The following table sets forth all compensation to directors who were not NEOs during the year ended December 31, 2021:

Name	Fees Earned (US$)	Share- Based Awards (US$)	Option- Based Awards (US$)	Annual Incentive Plans (US$)	Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
Guy Gamzu	Nil	Nil	Nil	294,421	Nil	Nil	284,421
Larry Klane	Nil	Nil	Nil	294,421	Nil	Nil	294,421
Atul Malhorta Jr.	Nil	Nil	Nil	Nil	Nil	Nil	Nil (1)
Vikki Bartholomae	Nil	Nil	Nil	267,656	Nil	Nil	267,656
Laurence Rose	Nil	Nil	Nil	267,656	Nil	Nil	267,656

__________
Note:

(1) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, was issued 100,000 Options valued at US$267,656, for director compensation in accordance with the terms of the Investor Rights Agreement. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the Options.

Director Compensation - Outstanding Option Based and Share Based Awards

The following table sets forth information with respect to the Options granted pursuant to the Stock Option Plan to the non-NEO directors that were outstanding as of December 31, 2021.

	Option-Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of unexercised in-the- money options (US$)	Number of Common Shares that have not vested (#)	Market Value or payout value of share- based awards that have not vested (US$)	Market value or payout value of vested share-based awards not paid out or distributed
Guy Gamzu	280,637	US$0.0765	April 18, 2028	1,014,082	Nil	Nil	Nil
	110,000	US$1.01	January 27, 2031	294,422	Nil	Nil	Nil
Larry Klane	280,637	US$0.0765	April 18, 2028	1,014,082	Nil	Nil	Nil
	110,000	US$1.01	January 27, 2031	294,422	Nil	Nil	Nil
Laurence Rose	280,637	US$0.0765	April 18, 2028	1,014,082	Nil	Nil	Nil
	100,000	US$1.01	January 27, 2031	267,656	Nil	Nil	Nil
Vikki Bartholomae	100,000	US$1.01	January 27, 2031	267,656	Nil	Nil	Nil

Director Compensation - Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of RSUs and Options granted pursuant to the Stock Option Plan and RSU Plan to the non-NEO directors that vested during the year ended December 31, 2021:

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Name	Option-based awards - Value vested during year (US$)	Share-Based Awards - Value Vested During Year (US$)	Non-Equity Incentive Plan Compensation (US$)
Guy Gamzu	363,140	1,234,910	Nil
Larry Klane	363,140	1,234,910	Nil
Laurence Rose	355,640	1,214,835	Nil
Vikki Bartholomae	75,000	200,742	Nil

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the securities of the Company that are authorized for issuance under the equity compensation plans as at December 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($US)	Number of securities remaining available for future issuance under equity compensation plans
Equity Options approved by securityholders	24,779,368(1)	$0.71	2,086,035(2)
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	24,779,368	$0.71	2,086,035(1)

__________
Note:

(1) Composed of 20,814,668 Options and 3,964,700 RSUs outstanding as at the Company's year ended December 31, 2021.

(2) This figure is based on the total number of Common Shares authorized for issuance under the Stock Option Plan and RSU Plan, less the number of Options and RSUs outstanding as at the Company's year ended December 31, 2021.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Company or its subsidiaries at any time since the beginning of the financial period ended December 31, 2021.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other Insider of the Company, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial period ended December 31, 2021, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Management Information Circular, no director or senior officer of the Company, nor any proposed nominee for election as a director of the Company, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

NORMAL COURSE ISSUER BID

On May 17, 2021, the TSXV accepted the Company's Notice of Intention to implement an NCIB. Pursuant to the NCIB, the Company may, during the 12-month period commencing May 20, 2021 to purchase up to 7,170,190 Common Shares, being approximately 5% of the total 143,403,790 Common Shares issued and outstanding as at April 30, 2021.

As at December 31, 2021, the Company had repurchased 4,906,170 Common Shares pursuant to the NCIB.

The NCIB is being conducted to acquire the Common Shares for the purposes of satisfying the Company's RSU obligations. The Company appointed CWB Trust Services as the trustee for the purposes of arranging for the acquisition of Common Shares and to hold the shares in trust for the purposes of satisfying RSU payments well as deal with other administration matters. Through the trustee, RBC Capital Markets has been engaged to undertake purchases under the NCIB. RBC Capital Markets is required to comply with the TSXV NCIB rules in respect of the purchases of Common Shares as the trustee is considered to be a non-independent trustee by the TSXV for the purposes of the NCIB rules.

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The Common Shares acquired will be held by the trustee until the same are sold in the market with the proceeds to be transferred to designated participants under the terms of the RSU Plan and the Omnibus Incentive Plan to satisfy the Company's obligations in respect of redemptions of vested RSUs held by such designated participants.

Purchases of Common Shares under the NCIB are made through the facilities of the TSXV or Nasdaq or at the market price of the Common Shares at the time of acquisition.

Shareholders may obtain, free of charge, a copy of the Company's "Notice of Intention to Make a Normal Course Issuer Bid" filed by the Company with the TSXV by contacting the Corporate Secretary of the Company at 133 Richmond Street West, Suite 302, Toronto, Ontario, M5H 2L3 or via email at investors@therealbrokerage.com

ADDITIONAL INFORMATION

Additional information about the Company is located on SEDAR at www.sedar.com. Financial information is provided in the Company's financial statements and Management's Discussion and Analysis ("MD&A") for the financial year ended December 31, 2021, which were filed on SEDAR.

Pursuant to NI 51-102, any person or company who wishes to receive financial statements from the Company may deliver a written request for such material to the Company or the Company's agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed mail card, together with the completed Instrument of Proxy, in the addressed envelope provided, to the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Company will maintain a supplemental mailing list of persons or companies wishing to receive interim financial statements.

Shareholders may contact the Company to request copies of the financial statements and MD&A by writing to the Company's CFO, Michelle Ressler, at the following address:

THE REAL BROKERAGE INC.

133 Richmond Street West, Suite 302

Toronto, Ontario

M5H 2L3

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